SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             C&D TECHNOLOGIES, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    124661109
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                                 (CUSIP Number)

                                                     with a copy to:
Alexander J. Roepers                                 Allen B. Levithan
Atlantic Investment Management, Inc.                 LOWENSTEIN SANDLER PC
750 Lexington Avenue                                 65 Livingston Avenue
New York, New York  10022                            Roseland, New Jersey  07068
(212) 688-6644                                       (973) 597-2500

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                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                December 9, 1998
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               CUSIP NO. 124661109
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1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only):

                  Atlantic Investment Management, Inc.


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2)   Check the Appropriate Box if a Member of a Group (See Instructions):

                           (a)              (b)

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3)   SEC Use Only

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4)   Source of Funds (See Instructions):AF, OO

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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e):
                                  Not Applicable

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6)    Citizenship or Place of Organization:  Delaware

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      Number of                  7)    Sole Voting Power:               609,200*
      Shares Beneficially        -----------------------------------------------
      Owned by                   8)    Shared Voting Power:               0
      Each Reporting             -----------------------------------------------
      Person   With:             9)    Sole Dispositive Power:          609,200*
                                 -----------------------------------------------
                                 10)   Shared Dispositive Power:          0
                                 -----------------------------------------------

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11)   Aggregate Amount Beneficially Owned by Each Reporting Person:

                609,200*
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12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                                 Not Applicable

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13)   Percent of Class Represented by Amount in Row (11):

                4.89%*
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14)   Type of Reporting Person (See Instructions):  IA

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* Includes: (i) 122,535 shares (.98%) of the Issuer's common stock, par value $.01 per share ("Shares"), beneficially owned AJR International (BVI), Inc., a British Virgin Islands company; (ii)27,592 Shares (.22%) beneficially owned by Quest Capital Partners, L.P., a Delaware limited partnership; (iii) 348,048 Shares (2.79%) beneficially owned by Cambrian Fund (BVI), Ltd., a British Virgin Islands company; (iv) 76,652 Shares (.61%) beneficially owned by Cambrian Partners, L.P., a Delaware limited partnership; and (v) 33,873 Shares (.27%) held in a managed account ("Managed Account"). In addition, the sole shareholder of the Reporting Person beneficially owns 500 Shares (.004%). The Reporting Person, serving as the investment advisor of the foregoing parties and the Managed Account, has sole voting and dispositive power over all Shares beneficially owned by such parties or held in the Managed Account. See Items 2 and 5 for additional details.

Item 1.  Security and Issuer

         Atlantic Investment Management, Inc., a Delaware corporation (the "Reporting Person"), hereby amends its statement on Schedule 13D filed with the Securities and Exchange Commission on June 4, 1998 with respect to the common stock, par value $.01 per share (the "Shares"), of C&D Technologies, Inc. (the "Issuer"). The Issuer has principal executive offices located at 1400 Union Meeting Road, Blue Bell, Pennsylvania 19422.

Item 2.  Identity and Background

         (a) This statement is filed by the Reporting Person, with respect to 609,200 Shares over which the Reporting Person has sole dispositive and voting power by reason of serving as the investment advisor to (i) AJR International
(BVI) Inc., a British Virgin Islands company ("AJR"), (ii) Quest Capital Partners, L.P., a Delaware limited partnership ("Quest"), (iii) Cambrian Fund
(BVI), Ltd., a British Virgin Islands company ("Cambrian Fund"), (iv) Cambrian Partners, L.P., a Delaware limited partnership ("Cambrian Partners"), (v) the Managed Account and (vi) Alexander J. Roepers, the president and sole shareholder of the Reporting Person. Mr. Roepers also serves as the general partner of Quest and Cambrian Partners.

         (b) The business address of both the Reporting Person and Mr. Roepers is 750 Lexington Avenue, 16th Floor, New York, New York 10022.

         (c) The principal business of the Reporting Person is that of an investment advisor engaging in the purchase and sale of securities for investment with the objective of capital appreciation on behalf of AJR, Quest, Cambrian Fund, Cambrian Partners, the Managed Account and Mr. Roepers. The principal occupation of Mr. Roepers is serving as the president and managing officer of the Reporting Person.

         (d) Neither the Reporting  Person nor Mr. Roepers has,  during the past
five  years,  been  convicted  in  a  criminal  proceeding   (excluding  traffic
violations or similar misdemeanors).

         (e) Neither the Reporting Person nor Mr. Roepers has, during the past five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Roepers is a citizen of The Netherlands.

Item 3.  Source and Amount of Funds or Other Consideration

         The Shares purchased by the Reporting Person on behalf of AJR, Quest, Cambrian Fund, Cambrian Partners and the Managed Account were purchased with the investment capital of such entities. The Shares purchased individually by Mr. Roepers were purchased with the personal funds of Mr. Roepers.

Item 4.  Purpose of Transaction

         The Reporting Person acquired, on behalf of AJR, Quest, Cambrian Fund, Cambrian Partners, the Managed Account and Mr. Roepers, and continues to hold the Shares reported herein for investment purposes. The Reporting Person intends to evaluate the performance of the Shares as an investment in the ordinary course of business. The Reporting Person pursues an investment objective that seeks capital appreciation. In pursuing this investment objective, the Reporting Person analyzes the operations, capital structure and markets of companies in which the Reporting Person's clients invest, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies.

         The Reporting Person will continuously assess the Issuer's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Shares in particular, other developments and other investment opportunities. Depending on such assessments, the Reporting Person may acquire additional Shares or may determine to sell or otherwise dispose of all or some of the Shares presently held by AJR, Quest, Cambrian Fund, Cambrian Partners, the Managed Account and Mr. Roepers in the open market or in private transactions. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Shares, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Person may deem material to its investment decision.

         The Reporting Person has no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         (a) Based upon the information contained in the Issuer's Quarterly Report on Form 10Q filed with the Securities and Exchange Commission on December 11, 1998, there were issued and outstanding 12,452,299 Shares as of December 7, 1998. As of December 9, 1998, the Reporting Person ceased to be the beneficial owner of more than 5% of the Shares.

         (b) The Reporting Person does not directly own any Shares. The Reporting Person has entered into an investment advisory agreement with each of AJR, Quest, Cambrian Fund, Cambrian Partners and the Managed Account, pursuant to which the Reporting Person has investment authority with respect to the securities held by such entity or in such account. Such power includes the power to dispose of and the power to vote the Shares. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the Reporting Person is deemed to be the beneficial owner of the Shares held by such entities. In addition, the Reporting Person has sole dispositive and voting power over the 500 Shares beneficially owned by Mr. Roepers. Accordingly, the Reporting Person is deemed the beneficial owner of 609,200 Shares or 4.89% of the outstanding Shares.

         (c) The following table details the transactions by the Reporting Person, on behalf of AJR, Quest, Cambrian Fund and Cambrian Partners and the Managed Account, as well as transactions by Mr. Roepers, in the Shares in the past sixty (60) days:

Date                      Quantity          Price           Type of Transaction

12/9/98                    20,900           $31.60          Open Market Sale

11/30/98                    2,000            29.00          Open Market Purchase
11/25/98                    2,000            29.25          Open Market Purchase
11/24/98                    1,000            28.88          Open Market Purchase
11/19/98                    2,000            28.75          Open Market Sale
11/18/98                   20,000            28.00          Open Market Sale
11/5/98                     5,000            24.84          Open Market Purchase
11/4/98                     8,000            26.31          Open Market Sale
10/30/98                    3,000            24.35          Open Market Purchase
10/29/98                    2,000            24.00          Open Market Purchase


         Except for the transactions listed above, neither the Reporting Person, any entity for which the Reporting Person serves as investment advisor, any person or entity controlled by the Reporting Person, nor Mr.
Roepers has traded Shares in the past sixty (60) days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Not Applicable

Item 7. Material to be filed as exhibits

        Not Applicable

                                    SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

                                           December 15, 1998


                                           ATLANTIC INVESTMENT MANAGEMENT, INC.


                                           By: /s/ Alexander J. Roepers
                                               Alexander J. Roepers, President







 ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).